POSCO is furnishing under cover of Form 6-K :

Exhibition 99.1 : An English-language translation of documents with respect to Plan for buying stake in Brazilian iron ore mine

.EX-99.1

Plan for buying stake in Brazilian iron ore mine

POSCO, along with a consortium of Japanese steel producers and trading companies, is planning to purchase 40 percent (expected POSCO’s shareholding: 6.48%) stake of Namisa, a Brazilian iron ore miner, for stable iron ore procurement.

The plan for its acquisition of stake in Namisa will be finalized on Oct 21, 2008.